ANGKASA MARKETING BERHAD (41515-D)
A Member of The Lion Group

23 December 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) Circular to Shareholders dated 4 December 2002 in relation to the proposed shareholders' mandate for recurrent related party transactions of a revenue or trading nature;

b) General Announcement dated 19 December 2002, Re: Twenty-Fourth Annual General Meeting;

c) General Announcement dated 19 December 2002, Re: Extraordinary General Meeting; and

d) General Announcement dated 19 December 2002, Re: (i) Proposed disposal of 50% equity interest in Wuhan Fortune Motor Co Ltd ("Wuhan Fortune") for a cash consideration of Rmb1; and (ii) Proposed settlement of inter-company advances to Wuhan Fortune for a cash consideration of Rmb94.66 million and proposed waiver of the interest on inter-company advances amounting to Rmb70.82 million.

Please contact the undersigned for any queries.

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

dlw 1/14

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21641036

Form Version 2.0

General Announcement

Ownership transfer to ANGKASA/EDMS/KLSE on 19-12-2002 05:10:27 PM
Reference No AA-021219-26417

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
TWENTY-FOURTH ANNUAL GENERAL MEETING

* **Contents :-**

We are pleased to inform that at the Twenty-Fourth Annual General Meeting of the Company held on 19 December 2002, the shareholders have approved the following :

i) the re-appointment of Y. Bhg. Tan Sri Dato' Jaffar bin Abdul who retired pursuant to Section 129(2) of the Companies Act, 1965 as Director of the Company; and

ii) all other resolutions tabled thereat including the following ordinary resolution transacted as special business :

Ordinary Resolution - Authority to Directors to issue shares

"That pursuant to Section 132D of the Companies Act, 1965, and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company."

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

Secretary

19 DEC 2002

Form Version 2.0
General Announcement
Reference No AA-021219-60206

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
EXTRAORDINARY GENERAL MEETING

* **Contents :-**

We are pleased to announce that at the Extraordinary General Meeting of the Company held on 19 December 2002, the shareholders of the Company have approved the following ordinary resolution :

Ordinary Resolution
- Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature

That approval be given for the Company and its subsidiaries to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations and with those related parties as detailed in the Circular to Shareholders of the Company dated 4 December 2002 subject to the following :

i) the transactions are in the ordinary course of business and are on terms not more favourable than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

ii) disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year;

AND THAT authority conferred by this Ordinary Resolution shall continue to be in force until :

i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to section 143(1) of the Companies Act, 1965 ("Act") (but shall not extend to such extension as may be allowed pursuant to section 143(2) of the Act); or

iii) revoked or varied by resolution passed by the shareholders in general meeting;

ANGKASA MARKETING BERHAD (41515-D)

whichever is the earlier,

AND THAT the Directors be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

....

Secretary

19 DEC 2002

Form Version 2.0

General Announcement

Submitted by OT_OSK SECURITIES on 19/12/2002 06:13:45 PM
Reference No OS-021219-59190

Submitting Merchant Bank (if applicable)	:	OSK SECURITIES BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	ANGKASA MARKETING BERHAD
* Stock name	:	ANGKASA
* Stock code	:	5061
* Contact person	:	Joseph Soo / Leona Ng
* Designation	:	Senior Manager / Assistant Manager

* Type : ◉ Announcement ○ Reply to query

* Subject :

- **Proposed disposal of 50% equity interest in Wuhan Fortune Motor Co. Ltd. ("Wuhan Fortune") for a cash consideration of Rmb1 ("Proposed Disposal"); and**

- **Proposed settlement of inter-company advances to Wuhan Fortune for a cash consideration of Rmb94.66 million and proposed waiver of the interest on inter-company advances amounting to Rmb70.82 million ("Proposed Settlement")**

(The Proposed Disposal and Proposed Settlement are collectively referred to as "the Proposals")

* **Contents :-**

We refer to the announcements made by OSK Securities Berhad ("OSK"), on behalf of the Board of Directors of Angkasa Marketing Berhad ("AMB") ("Board"), on 5 August 2002, 24 September 2002 and 2 December 2002 in relation to the Proposals.

On behalf of the Board, OSK is pleased to announce that the Securities Commission ("SC") has vide its letter dated 16 December 2002, which was received on 17 December 2002, approved the Proposals, as set out in the announcement dated 5 August 2002, and the utilisation of the proceeds of Rmb94.665 million (equivalent to approximately RM43.461 million), as set out in Table I below, subject to the following conditions:-

(a) the Board is required to provide a written declaration to the SC stating that the Proposals have been carried out based on terms and conditions that are fair to AMB and in the best interest of AMB;

(b) the external auditor of AMB is required to check the proposed write-off of the value of the assets and confirm to the SC that it has been carried out in accordance with the applicable accounting standards;

(c) AMB is required to make a full disclosure of the following in the circular to the shareholders:-

(i) the basis of determination of the consideration for the Proposed Disposal and the Proposed Settlement;

(ii) the justifications for the lower consideration for the settlement of the inter-company advances as compared to the balance outstanding and the waiver of the interest on the inter-company advances;

(iii) the basis of determination of the adjusted unaudited net tangible liabilities as at 31 May 2002, including reasons and justification for the write-off of the said assets;

(iv) the justifications for the deferred payments for the settlement of inter-company advances and non-accrual of interest on the said deferred payments; and

(d) the utilisation of proceeds from the Proposals is subject to the following conditions:-

(i) the SC's approval is required for any revision in the utilisation of proceeds as set out in Table I below;

(ii) any extension of time from the time frame set by AMB for the said utilisation of proceeds will have to be approved by a final and conclusive resolution by the Board and is required to be announced to the Kuala Lumpur Stock Exchange; and

(iii) appropriate disclosure regarding the status of the utilisation of proceeds has to be made in the quarterly and annual report of AMB until the said proceeds have been fully utilised.

OSK and the relevant parties are also required to provide written confirmations to the SC upon completion of the Proposals, confirming that the abovementioned conditions have been adhered to.

The Board has agreed to the conditions imposed by the SC.

This announcement is dated 19 December 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

TABLE I- UTILISATION OF PROCEEDS

	Rmb'000	**RM'000**
Repayment of bank borrowings	93,903	43,111
Defray estimated expenses in relation to the Proposals	762	350
	94,665	43,461

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold or transferred all your ordinary shares in ANGKASA MARKETING BERHAD, you should at once hand this Circular to the agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Kuala Lumpur Stock Exchange takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

ANGKASA MARKETING BERHAD (41515 - D)

(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

in relation to

THE PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

The Notice convening an Extraordinary General Meeting to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Thursday, 19 December 2002 at 9.15 am or immediately after the Twenty-Fourth Annual General Meeting of the Company scheduled to be held on the same day at 9.00 am, whichever shall be the later, is set out in this Circular. Shareholders are advised to refer to the Notice of the Extraordinary General Meeting and the Form of Proxy which are enclosed. The Form of Proxy should be lodged at the Registered Office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not later than forty-eight (48) hours before the time set for holding the meeting. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the meeting should you subsequently wish to do so.

The last date and time for the lodging of the Form of Proxy is 17 December 2002 at 9.15 am

This Circular is dated 4 December 2002

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular :

"AMB" or "the Company"	:	Angkasa Marketing Berhad
"AMB Group"	:	AMB and its subsidiary companies
"ACB"	:	Amalgamated Containers Berhad, an associated company of Amsteel
"ACB Group"	:	ACB and its subsidiary and associated companies
"Act"	:	The Companies Act, 1965
"AGM"	:	Annual General Meeting
"Amble Bond Sdn. Bhd. Group"	:	Amble Bond Sdn. Bhd. and its subsidiary and associated companies
"Amsteel"	:	Amsteel Corporation Berhad, the holding company of AMB
"Amsteel Group"	:	Amsteel and its subsidiary and associated companies excluding its public listed subsidiaries and their respective subsidiary and associated companies
"CPMB"	:	Chocolate Products (Malaysia) Berhad, a related company of AMB
"CPMB Group"	:	CPMB and its subsidiary and associated companies
"DF Group"	:	Dong Feng Tyre Factory Co Ltd and its subsidiary and associated companies
"Directors"	:	The Board of Directors of AMB
"EGM"	:	Extraordinary General Meeting
"KLSE"	:	Kuala Lumpur Stock Exchange
"LCB"	:	Lion Corporation Berhad, an associated company of Amsteel
"LCB Group"	:	LCB and its subsidiary and associated companies
"Lion Holdings Sdn. Bhd. Group"	:	Lion Holdings Sdn. Bhd. and its subsidiary and associated companies

"LLB"	:	Lion Land Berhad, a related company of AMB
"LLB Group"	:	LLB and its subsidiary and associated companies
"LTAT"	:	Lembaga Tabung Angkatan Tentera, a major shareholder of AMB
"LTAT Group"	:	LTAT and its subsidiary and associated companies
"Posim"	:	Posim Berhad, a related company of AMB
"Posim Group"	:	Posim and its subsidiary and associated companies
"Proposed Shareholders' Mandate"	:	Proposed mandate from the shareholders for the Recurrent Transactions
"Recurrent Transactions"	:	The recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations more particularly described herein in paragraph 3.4 which the AMB Group proposes to enter into with persons who are Related Parties
"Related Party" or "Related Parties"	:	The "director", "major shareholder" or "person connected" with such director or major shareholder of AMB or of its subsidiaries or its holding company or a subsidiary of its holding company
"Ributasi Holdings Sdn. Bhd. Group"	:	Ributasi Holdings Sdn. Bhd. and its subsidiary and associated companies
"Shareholders' Mandate"	:	Shareholders' mandate for the AMB Group to enter into Recurrent Transactions

CONTENTS

LETTER TO SHAREHOLDERS CONTAINING :

ANGKASA MARKETING BERHAD (41515-D)
(Incorporated in Malaysia)

Registered Office:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

4 December 2002

Directors:

Tan Sri William H.J. Cheng *(Chairman)*
Phang Wai Yeen *(Managing Director)*
Ngan Yow Chong *(Executive Director)*
Tan Sri Dato' Jaffar bin Abdul
Datuk Cheng Yong Kim
Dato' Haji Hashim bin Saad
Eow Kwan Hoong

To: **The Shareholders of Angkasa Marketing Berhad**

Dear Shareholders

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

1. INTRODUCTION

On 24 January 2002, the Company obtained a shareholders' mandate for recurrent related party transactions at an Extraordinary General Meeting of the Company in accordance with Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements of the KLSE ("2002 Shareholders' Mandate").

The 2002 Shareholders' Mandate shall expire at the conclusion of the forthcoming AGM of the Company unless it is renewed.

On 24 September 2002, the Directors announced that the Company proposes to seek a renewal of the 2002 Shareholders' Mandate from its shareholders at the forthcoming AGM.

The purpose of this Circular is to provide information relating to the Proposed Shareholders' Mandate and to seek your approval on the Ordinary Resolution to be tabled at the EGM to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Thursday, 19 December 2002 at 9.15 am or immediately after the Twenty-Fourth AGM of the Company scheduled to be held on the same day at 9.00 am, whichever shall be the later and at any adjournment thereof.

Disclosure has been made in the 2002 Annual Report of the Company of the aggregate value of transactions conducted pursuant to the 2002 Shareholders' Mandate during the financial year ended 30 June 2002.

2. DETAILS OF THE PROPOSED SHAREHOLDERS' MANDATE

2.1 Part E, Paragraph 10.09 of Chapter 10 of the Listing Requirements of the KLSE and Paragraph 4.1.4 of Practice Note No. 12/2001 in relation to the Recurrent Transactions

Under Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements of the KLSE, a listed issuer may seek its shareholders' mandate with regard to Recurrent Transactions which are necessary for the listed issuer's day-to-day operations such as supplies of materials entered into by the listed issuer and/or its subsidiaries subject to the following :

(a) The transactions are in the ordinary course of business and are on terms not more favourable to the related party than those generally available to the public;

(b) The shareholders' mandate is subject to annual renewal and disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year;

(c) the listed issuer's circular to shareholders for the shareholders' mandate shall include information set out in Part B of Appendix 10D of the Listing Requirements of the KLSE. The draft circular must be submitted to the Exchange together with a checklist showing compliance with Part B of Appendix 10D of the Listing Requirements of the KLSE; and

(d) in a meeting to obtain shareholders' mandate, the interested director, interested major shareholder or interested person connected with a director or major shareholder; and where it involves the interest of an interested person connected with a director or major shareholder, such director or major shareholder, must not vote on the resolution approving the transactions. An interested director or interested major shareholder must ensure that persons connected with him abstain from voting on the resolution approving the transactions.

Transactions entered into between AMB (or any of its wholly-owned subsidiaries) and its wholly-owned subsidiaries are excluded from the requirements of Part E paragraph 10.08 of Chapter 10 of the Listing Requirements of the KLSE.

Paragraph 4.1.4 of Practice Note No. 12/2001 further states that a shareholders' mandate is subject to annual renewal and any authority conferred by a shareholders' mandate shall continue to be in force only until :

(a) the conclusion of the first AGM of the listed issuer following the general meeting at which such shareholders' mandate was passed, at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(b) the expiration of the period within which the next AGM after that date is required to be held pursuant to Section 143(1) of the Act (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Act); or

(c) revoked or varied by resolution passed by the shareholders in general meeting,

whichever is the earlier.

Accordingly, the Company proposes to seek a shareholders' mandate from its shareholders for the AMB Group to enter into transactions with the Related Parties which are of a revenue or trading nature and necessary for its day-to-day operations, on terms not more favourable to the Related Parties than those generally available to the public and are not detrimental to the minority shareholders.

The Proposed Shareholders' Mandate, if approved, will take effect from the date of the passing of the Ordinary Resolution relating thereto at the EGM and will continue to be in force until the conclusion of the next AGM of the Company or until the expiration of the period within which the next AGM is required by law to be held unless revoked or varied by the Company in a general meeting, whichever is the earlier.

2.2 Definitions

For the purpose of determining whether a transaction is a related party transaction, the definitions for "director", "major shareholder", "person connected", "related party" and "related party transaction" shall be as defined in Chapters 1 and 10 of the Listing Requirements of the KLSE and reproduced hereinbelow :

- director
  - shall have the meaning given in Section 4 of the Act and includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a director of the listed issuer (or any other company which is its subsidiary or holding company or a subsidiary of its holding company).

- major shareholder
  - means a person who has an interest or interests in one or more voting shares in a company and the nominal amount of that share, or the aggregate of the nominal amounts of those shares, is not less than 5% of the aggregate of the nominal amounts of all the voting shares in the company. For the purpose of this definition, "interest in shares" shall have the meaning given in Section 6A of the Act. A major shareholder includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a major shareholder of the listed issuer (or any other company which is its subsidiary or holding company or a subsidiary of its holding company).

- person connected
  - in relation to a director or a major shareholder, means such person who falls under any one of the following categories :

(a) a member of the director's or major shareholder's family, which family shall have the meaning given in Section 122A of the Act;

(b) a trustee of a trust (other than a trustee for an employee share scheme or pension scheme) under which the director, major shareholder or a member of the director's or major shareholder's family is the sole beneficiary;

(c) a partner of the director, major shareholder or a partner of a person connected with that director or major shareholder;

(d) a person who is accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the director or major shareholder;

(e) a person in accordance with whose directions, instructions or wishes the director or major shareholder is accustomed or is under an obligation, whether formal or informal, to act;

(f) a body corporate or its directors which/who is/are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the director or major shareholder;

(g) a body corporate or its directors whose directions, instructions or wishes the director or major shareholder is accustomed or under an obligation, whether formal or informal, to act;

(h) a body corporate in which the director, major shareholder and/or persons connected with him are entitled to exercise, or control the exercise of, not less than 15% of the votes attached to voting shares in the body corporate; or

(i) a body corporate which is a related corporation.

- related party
  - means a director, major shareholder or person connected with such director or major shareholder.

- related party transaction
  - means a transaction entered into by the listed issuer or its subsidiaries which involves the interest, direct or indirect, of a related party.

3. DETAILS OF THE RECURRENT TRANSACTIONS

3.1 Background

The principal activity of AMB is investment holding. The AMB Group engages in a range of activities, principally those relating to the following sectors:

Name of Company	Nature of Business
a) Motor	
Lion Suzuki Motor Sdn Bhd ("Suzuki Motor")	Sale and distribution of "Suzuki" motor vehicles
Nanjing Jingyi Casting Co Ltd	Manufacture of motorcycle cast iron parts
Wuhan Fortune Motor Co Ltd	Manufacture of light trucks and buses
Wuxi Top Absorber Co Ltd	Manufacture of motorcycle absorbers
Wuxi Puhua Electroplating Co Ltd	Electroplating of motorcycle absorbers
b) Tyres	
Dong Feng Lion Tyre Co Ltd ("DF Lion Tyre")	Manufacture and sale of tyres
c) Others	
Hamba Research & Development Co Ltd	Research and development
S.I.T Corporate Learning Centre Sdn Bhd ("SIT")	Provision of training services

Due to the diversity and size of the AMB Group, it is anticipated that the AMB Group would, in the ordinary course of business, enter into transactions with classes of related party set out in paragraph 3.2 below. It is likely that such transactions will occur with some degree of frequency and could arise at any time. Such transactions include the transactions described in paragraph 3.4 below.

The Directors are seeking a shareholders' mandate which allow the AMB Group, in their normal course of business, to enter into categories of related party transactions referred to in paragraph 3.4 below with certain classes of related party set out in paragraph 3.2 below provided that such transactions are made on an arm's length basis and on normal commercial terms of the AMB Group which are on terms not more favourable to the related party than those generally available to the public and are not to the detriment of the minority shareholders.

The details of the Recurrent Transactions pursuant to Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements of the KLSE to be dealt with at the EGM are set out in paragraph 3.4 below.

3.2 Classes of Related Party

The Proposed Shareholders' Mandate will, *inter alia*, apply to the following classes of related party :

Related Party	Note
Amsteel Group	i and iii
CPMB Group	i and iii
LCB Group	i and iii
Posim Group	i and iii
LLB Group	i and iii
ACB Group	i, ii and iii
Lion Holdings Sdn. Bhd. Group	i and iii (b)
Amble Bond Sdn. Bhd. Group	i
Ributasi Holdings Sdn. Bhd. Group	i
LTAT Group	iii (a)
Persons connected to Mirzan bin Mahathir	iii (e)
DF Group	iv

The abovementioned corporations are Related Parties as they are persons connected (as indicated by the respective Notes) with :

Notes:

i) Tan Sri William H.J. Cheng (the Chairman and a major shareholder of AMB) and Datuk Cheng Yong Kim (a director and a major shareholder of AMB) who each has a direct interest and/or indirect interest held via corporations in which Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim each has more than 15% shareholding.

ii) Tan Sri Dato' Jaffar bin Abdul (a director of AMB) who is a director and has a direct interest in ACB.

iii) the person/companies listed below (major shareholders of AMB) which have direct and/or indirect interest held via corporations in which they each has more than 15% shareholding :

a) LTAT
b) Lion Holdings Sdn. Bhd.
c) LCB
d) Amsteel
e) Mirzan bin Mahathir

iv) Dong Feng Tyre Factory Co Ltd is the joint-venture partner in DF Lion Tyre holding 45% equity interest.

3.3 **Directors' and Major Shareholders' Interest**

The direct and indirect interests of interested directors and/or major shareholders in AMB (hereinafter referred to as "Interested Directors" and "Interested Major Shareholders" respectively) as at 25 November 2002 are as follows:

Name	<----------------Shareholding---------------->			
	Direct	%	Indirect	%
Interested Directors				
Tan Sri William H.J. Cheng	20,000	0.01	87,892,150 (a)	59.61
Phang Wai Yeen (b)	-	-	-	-
Ngan Yow Chong (b)	-	-	-	-
Tan Sri Dato' Jaffar bin Abdul	-	-	-	-
Datuk Cheng Yong Kim	205,650	0.14	87,799,350 (c)	59.54
Interested Major Shareholders				
LTAT	6,218,380	4.22	85,523,496 (d)	58.00
Lion Holdings Sdn Bhd	2,600	0.002	87,782,650 (e)	59.53
LCB	9,000	0.006	85,514,496 (f)	57.99
Amsteel	-	-	85,523,496 (d)	58.00
Mirzan bin Mahathir	-	-	85,523,496 (d)	58.00

Notes :

(a) Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd, Lion Holdings Sdn Bhd, Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, LCB, Umatrac Enterprises Sdn Bhd and Lion Holdings Pte Ltd.

(b) Employees of Posim, a company in which Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim are substantial shareholders.

(c) Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd, Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, LCB, Umatrac Enterprises Sdn Bhd and Sin Seng Investment Pte Ltd.

(d) Deemed interested by virtue of Section 6A of the Act held via LCB and Umatrac Enterprises Sdn Bhd.

(e) Deemed interested by virtue of Section 6A of the Act held via Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, LCB and Umatrac Enterprises Sdn Bhd.

(f) Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd.

The direct and indirect interest of the Interested Directors and Interested Major Shareholders in the Related Parties (as set out above) as at 25 November 2002 are as follows:

Interested Directors

Name	Direct Interest		Indirect Interest	
	No. of shares	%	No. of shares	%
Tan Sri William H.J. Cheng				
Amsteel Group - Amsteel* - Silverstone Berhad ("Silverstone")	 - -	 - -	 465,726,886 149,742,465	 36.97 73.45
CPMB*	-	-	232,016,501	66.59
LCB* - shares - Warrants - Executives Share Option Scheme	180,000 - -	0.10 - -	104,833,273 25,855,162 175,000	57.32 N/A N/A
Posim*	-	-	177,555,171	87.37
LLB*	1,680	**	342,079,285	57.65
ACB*	10,000	0.01	32,713,814	43.79
Lion Holdings Sdn Bhd*	-	-	305,216,000	80.00
Amble Bond Sdn Bhd*	2,900,000	58.00	700,000	14.00
Ributasi Holdings Sdn Bhd*	252,000	50.40	-	-
Datuk Cheng Yong Kim				
Amsteel Group - Amsteel* - Silverstone	435,000 1,579,225	0.03 0.77	449,607,826 149,067,442	35.70 73.12
CPMB*	-	-	232,016,501	66.59
LCB*	277,500	0.15	64,748,534	35.40
Posim*	-	-	177,555,171	87.37
LLB* - shares - Executives Share Option Scheme	591,586 -	0.10 -	329,155,407 175,000	55.47 N/A
ACB*	-	-	32,009,429	42.84
Lion Holdings Sdn Bhd*	3,178,819	0.83	73,125,181	19.17
Amble Bond Sdn Bhd*	299,000	5.98	-	-
Ributasi Holdings Sdn Bhd*	21,000	4.2	-	-
Tan Sri Dato' Jaffar bin Abdul				
ACB	350,000	0.47	-	-
Phang Wai Yeen				
Amsteel Group - Silverstone	994,196	0.49	-	-
Posim - Executives Share Option Scheme	- 	- 	140,000	N/A

* By virtue of the substantial interest in these companies, the respective Interested Directors are deemed to be interested in the subsidiaries of the said companies.

Interested Major Shareholders

Name	Direct Interest		Indirect Interest	
	No. of shares	%	No. of shares	%
LTAT				
Amsteel Group - Amsteel*	264,505,413	21.00	-	-
- Silverstone	9,260,174	4.54	119,653,758	58.69
CPMB*	13,200,771	3.79	220,555,945	63.30
LCB* - shares	-	-	36,932,873	20.19
- warrants	-	-	25,855,162	N/A
Posim*	-	-	170,097,271	83.70
LLB*	17,360,993	2.93	299,983,946	50.56
ACB*	5,986,332	8.01	24,804,722	33.20
Lion Holdings Sdn Bhd				
Amsteel Group - Amsteel*	22,926	**	445,338,900	35.36
- Silverstone	19,134,704	9.38	129,739,188	63.64
CPMB*	1,934,000	0.56	220,555,945	63.30
LCB*	15,835,395	8.66	43,714,021	23.90
Posim*	45,000	0.02	177,510,171	87.35
LLB*	12,482,614	2.10	308,078,411	51.92
ACB*	-	-	29,335,429	39.27
LCB				
Amsteel Group - Amsteel*	243,773,441	19.35	126,133,797	10.01
- Silverstone	11,014,504	5.40	108,639,254	53.29
CPMB*	13,283,000	3.81	207,272,945	59.49
Posim*	-	-	170,097,271	83.70
LLB*	756	**	299,529,190	50.48
ACB*	2,233,029	2.99	22,571,693	30.21
Amsteel				
CPMB*	518,222	0.15	220,037,723	63.15
LCB* - shares	-	-	36,932,873	20.19
- warrants	-	-	25,855,162	N/A
Posim*	-	-	170,097,271	83.70
LLB*	1,002,783	0.17	298,527,163	50.31
ACB*	991,000	1.33	23,813,722	31.87
Mirzan bin Mahathir				
Amsteel Group - Amsteel*	-	-	369,907,238	29.37
- Silverstone	-	-	119,653,758	58.69
CPMB*	-	-	220,555,945	63.30
LCB*	-	-	28,903,000	15.80
Posim*	-	-	170,097,271	83.70
LLB*	-	-	299,529,946	50.48
ACB*	-	-	24,804,722	33.20

* By virtue of the substantial interest in these companies, the respective Interested Major Shareholders are deemed to be interested in the subsidiaries of the said companies.

** Negligible

Save as disclosed above, none of the other Interested Directors and Interested Major Shareholders has any interest direct or indirect in the Related Parties.

The direct and indirect interest in shares in the Company of persons connected with the Interested Directors and Interested Major Shareholders (hereinafter referred to as "Persons Connected") as at 25 November 2002 are as follows:

Name	**Direct Interest**		**Indirect Interest**	
	No. of shares	**%**	**No. of shares**	**%**
Puan Sri Chan Chau Ha	153,075	0.10	18,000(a)	0.01
Datin Ng Seok Kuan	9,775	**	-	-
Cheng Theng Kee	100,000	0.07	-	-
Chen Shok Ching	116,950	0.08	-	-
Cheng Chai Hai	5,000	**	-	-
Lion Realty Pte Ltd	-	-	87,785,250(b)	59.54
Lancaster Trading Company Limited	-	-	87,785,250(b)	59.54
Utara Enterprise Sdn Bhd	-	-	87,785,250(b)	59.54
William Cheng Sdn Bhd	88,900	0.06	87,785,250(b)	59.54
Happyvest (M) Sdn Bhd	-	-	87,774,426(c)	59.53
Amanvest (M) Sdn Bhd	216,590	0.15	85,523,496(d)	58.00
Peringkat Prestasi (M) Sdn Bhd	-	-	85,523,496(d)	58.00
Umatrac Enterprises Sdn Bhd	85,514,496	57.99	9,000(e)	**
Timuriang Sdn Bhd	-	-	85,523,496(d)	58.00
Araniaga Holdings Sdn Bhd	3,224	**	-	-
Teck Bee Mining (M) Sendirian Berhad	5,000	**	-	-
Lion Holdings Pte Ltd	18,000	0.01	-	-
Tirta Enterprise Sdn Bhd	2,034,340	1.34	-	-
Sin Seng Investment Pte Ltd	14,100	0.01	-	-

Notes :

** Negligible

(a) Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Pte Ltd.

(b) Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd, Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, LCB and Umatrac Enterprises Sdn Bhd.

(c) Deemed interested by virtue of Section 6A of the Act held via Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, LCB and Umatrac Enterprises Sdn Bhd.

(d) Deemed interested by virtue of Section 6A of the Act held via LCB and Umatrac Enterprises Sdn Bhd.

(e) Deemed interested by virtue of Section 6A of the Act held via LCB.

3.4 Nature of Recurrent Transactions

The Recurrent Transactions which will be covered by the Proposed Shareholders' Mandate and the benefits to be derived from them are transactions by the AMB Group relating to the provision of, or obtaining from, the Related Party, products and services in the normal course of business of the AMB Group comprising the following transactions :

Name of Company	Nature of Recurrent Transactions	Estimated Value[1] RM	Actual Value [2] (RM)	Related Parties
	(A) Motor vehicles related			
Suzuki Motor	(i) The sale of "Suzuki" 4 wheel drive and multi-purpose vehicles	130,000 6,600,000 60,000 60,000 60,000 60,000	123,000 6,542,000 - - - -	Amsteel Group LCB Group Posim Group LLB Group ACB Group and CPMB Group
Suzuki Motor	(ii) The purchase of spare parts, tyres, plastic parts, diesel and lubricants oil, component parts and related products	445,000 250,000 5,000 180,000	422,000 235,000 - 173,000	Amsteel Group Posim Group ACB Group and Ributasi Holdings Sdn. Bhd. Group
Suzuki Motor	(iii)The rental and sharing of office premises[3]	1,700,000 550,000	1,670,000 610,000	Amsteel Group and Posim Group
Suzuki Motor	(iv)The service of motor vehicles and sale of spare parts	150,000 20,000 50,000 50,000 30,000 20,000	121,000 17,000 28,000 48,000 - -	Amsteel Group LCB Group Posim Group LLB Group ACB Group and CPMB Group
Suzuki Motor	(v) The obtaining of services of assembly of motor vehicles	380,000	317,000	LCB Group
Suzuki Motor	(vi) The purchase of insurance, education and training services and security services	50,000 20,000 100,000	48,000 9,000 361,000	Amsteel Group LLB Group LTAT Group

Name of Company	Nature of Recurrent Transactions	Estimated Value[1] RM	Actual Value [2] (RM)	Related Parties
	(B) Tyres			
DF Lion Tyre	(i) The sale of tyres	2,000,000	1,330,000	DF Group
DF Lion Tyre	(ii) The purchase of plastic products, rubber compound and related products	6,000,000	5,253,000	DF Group
	(C) Others			
SIT	(i) The provision of training and education and other related services	100,000 50,000 50,000 150,000 150,000 50,000 50,000	67,000 12,000 46,000 117,000 120,000 11,000 11,000	Amsteel Group CPMB Group LCB Group Posim Group LLB Group ACB Group and Lion Holdings Sdn. Bhd. Group
AMB	(ii) The obtaining of corporate office support, staff training and development from Amsteel Mills Marketing Sdn Bhd, a subsidiary of LLB	1,000,000	-	LLB Group
AMB	(iii) The obtaining of insurance and the procuring of underwriting of risks by AMB	100,000	-	LTAT Group
SIT	(iv) The rental of office premises [4]	5,000 115,000	- 117,000	Amsteel Group and LLB Group
AMB	(v) The obtaining of security services and security communication equipment from Secom (Malaysia) Sdn Bhd, a subsidiary of Amsteel	350,000	347,000	Amsteel Group

Name of Company	Nature of Recurrent Transactions	Estimated Value[1] RM	Actual Value [2] (RM)	Related Parties
AMB	(vi) The obtaining of secretarial services from Secretarial Communications Sdn Bhd, a subsidiary of LCB	100,000	26,000	LCB Group
AMB Suzuki Motor SIT	(vii)The purchase of office equipment, furniture, computers, steel scrap and other industrial and consumer products	100,000 20,000 20,000 5,000 5,000 5,000 5,000	48,000 43,000 67,000 - - - -	Amsteel Group LCB Group Amble Bond Sdn. Bhd. Group Posim LLB Group Ributasi Holdings Sdn Bhd Group and CPMB Group
AMB	(viii)The obtaining of storage services from Lion Metal Industries Sdn Bhd, a subsidiary of Amsteel	50,000	-	Amsteel Group

The value of these transactions may be subject to changes in the next financial year. These transactions will be subject to the review procedures as set out in paragraph 3.5 below.

Notes :

(1) The values are estimates from the EGM to the next AGM based on the actual transacted value for the financial year ended 30 June 2002. The actual amount transacted may vary.

(2) Actual value transacted for the period 1 July 2001 to 30 June 2002 for which the period from December 2001 to June 2002 is covered by the previous mandate.

(3) The premises are located as follows :

Location	**Owner**	**Floor Area**	**Rental per annum**	**Tenure**
Wisma Silverstone 72 Persiaran Jubli Perak 40000 Shah Alam Selangor	Suzuki Motor	67,370 square feet	RM1.69 million (Including service charge)	3 years

Location	Owner	Floor Area	Rental per annum	Tenure
Wisma Silverstone 72 Persiaran Jubli Perak 40000 Shah Alam Selangor	Suzuki Motor	13,981 square feet	RM0.55 million (Including service charge)	3 years

(4) The property, owned by the LLB Group, is located at Level 5, Klang Parade, 2112 Jalan Meru, 41050 Klang, Selangor Darul Ehsan with a total rental area of 5,200 square feet at a rental of RM112,320 per annum for a period of 1 year.

3.5 Review Procedures for Recurrent Transactions

The AMB Group has established various methods and procedures to ensure that Recurrent Transactions are undertaken on an arm's length basis and on normal commercial terms, which are consistent with the AMB Group's usual business practices and policies and are on terms not more favourable to the Related Party than those extended to third parties/public and are not to the detriment of the minority shareholders :

(a) A list of Related Parties has been circulated within the AMB Group and it will be updated for any subsequent changes. The Related Parties have also been notified that all Recurrent Transactions are required to be undertaken on an arm's length basis and on normal commercial terms.

(b) Recurrent Transactions will be reviewed and authorised by the following parties:

Recurrent Transactions		Authority Levels
Equal to or exceeding (per purchase contract or purchase order) RM	But less than (per purchase contract or purchase order) RM	
	<1,000,000	Accountant/ Chief Accountant/ Financial Controller + General Manager
1,000,000	<5,000,000	General Manager + Managing Director/ Executive Director/ Director
5,000,000 & above		Audit Committee

If a member of the Audit Committee has an interest, as the case may be, he will abstain from any decision making by the Audit Committee in respect of the said transaction.

(c) Records will be maintained by the Company to capture all Recurrent Transactions which are entered into pursuant to the Shareholders' Mandate.

(d) The annual internal audit plan shall incorporate a review of Recurrent Transactions which will be entered into pursuant to the Shareholders' Mandate to ensure that relevant approvals have been obtained and review procedures in respect of such transactions are adhered to.

(e) The Audit Committee shall review the internal audit reports to ascertain that the guidelines and procedures established to monitor Recurrent Transactions have been complied with.

(f) The Board and the Audit Committee shall have overall responsibility for the determination of the review procedures with authority to sub-delegate to individuals or committees within the Company as they deem appropriate. Such review methods and procedures may be modified, supplemented or replaced from time to time by the Audit Committee if during periodic reviews, the Audit Committee is of the view that the guidelines and procedures are not sufficient to ensure normal commercial terms and/or the transaction is detrimental to the minority shareholders.

(g) The transaction prices, terms and conditions are determined as follows:

i) by the prevailing market force, under similar commercial terms for transactions with third parties which depend on the demand and supply of the products in the market.

ii) the transaction prices are conducted on an arm's length basis and is on normal commercial terms not more favourable to the related party than those generally available to the public. Due consideration shall be given to price, payment, quality, delivery and service in order to maximise benefits for any purchase under the transactions.

iii) is on competitive commercial terms, the AMB Group shall identify various sources of supply to secure at least 3 quotations which shall be documented in the "Price Comparison Summary cum Approval Form". In the event less than 3 quotations are available for comparison due to limited sources of supply or potential suppliers unwilling to quote, reference shall be made to published market reports, if available, pertaining to transactions of similar products concluded in other markets.

iv) the Purchasing Department shall evaluate and shortlist vendors prior to price negotiations, based on the following criteria:

a. price competitiveness
b. quality
c. experience
d. delivery/service
e. credit term
f. technical capability
g. financial strength.

v) after price negotiation, the Purchasing Department shall recommend the selection of potential/successful supplier for approval by appropriate authority.

vi) where appropriate, a valuation or appraisal of the market value of a transaction is conducted by an independent expert and additional quotations are obtained from third parties for the purpose of performing an independent and balanced assessment, evaluation and comparison of the price, terms and conditions prior to making a decision to enter into the transaction.

vii) when quality, payment and other terms and conditions are equal, an order/contract shall be awarded to the supplier with the lowest negotiated price.

viii) the AMB Group shall evaluate the vendors' performance via feedback from user departments with regard to delivery performance, quality of material and after sales service.

3.6 Rationale for the Proposed Shareholders' Mandate and Benefit to the AMB Group and its Shareholders

The trading and distribution businesses in the different sectors described in paragraph 3.1 are the principal businesses of the AMB Group. The classes of Related Parties listed in paragraph 3.2 are also involved substantially, if not principally, in one or more of these businesses. It is therefore in the interests of the AMB Group to transact with such Related Parties (in addition to their transactions with third parties in the ordinary course of business) so that the AMB Group can enjoy synergistic benefits. In addition, the AMB Group is able to provide management and support services to the Related Parties at competitive prices. Given the complementary nature of the activities of the members of the AMB Group and the activities of the Related Parties, as well as the fact that such activities are in the ordinary course of business of both the AMB Group and the Related Parties, it is anticipated that the Recurrent Transactions would occur on a frequent and recurrent basis.

The Proposed Shareholders' Mandate, if approved by the shareholders, would eliminate the need to make announcements to the KLSE or to convene separate general meetings or from time to time to seek shareholders' approval as and when potential Recurrent Transactions with the specified class of Related Parties arise. This will reduce substantially the administrative time and expenses in convening such meetings, without compromising the corporate objectives and adversely affect the business opportunities available to the AMB Group.

The Proposed Shareholders' Mandate is intended to facilitate transactions in the normal course of business of the AMB Group which are transacted from time to time with the specified classes of Related Parties, provided that they are carried out on an arm's length basis and on normal commercial terms and are not prejudicial to the minority shareholders.

3.7 Audit Committee Statement

The Audit Committee of the Company has seen and reviewed the procedures mentioned in paragraph 3.5 above and are of the view that the said procedures are sufficient to ensure that the Recurrent Transactions are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders.

4. CONDITION OF THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate requires the approval of the shareholders at the EGM.

5. FINANCIAL EFFECTS OF THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate is not expected to have any material effect on the issued and paid-up share capital, earnings and net tangible assets of the AMB Group.

6. EGM

The EGM, as convened by the notice attached to this Circular, will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Thursday, 19 December 2002 at 9.15 am or immediately after the Twenty-Fourth AGM of the Company scheduled to be held on the same day at 9.00 am, whichever shall be the later. The purpose of the EGM is for Shareholders to consider and, if thought fit, pass the Ordinary Resolution set out in the Notice of EGM.

7. ACTION TO BE TAKEN BY SHAREHOLDERS

Shareholders who are unable to attend and vote at the EGM in person, should complete, sign and return the Form of Proxy enclosed, in accordance with the instructions printed thereon as soon as possible and in any event so as to reach the Registered Office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time fixed for holding the EGM. The completion and lodgment of the Form of Proxy does not preclude you from attending and voting in person at the EGM should you subsequently wish to do so.

8. DIRECTORS' RECOMMENDATION

Tan Sri William H.J. Cheng, Phang Wai Yeen, Ngan Yow Chong, Tan Sri Dato' Jaffar bin Abdul and Datuk Cheng Yong Kim ("Interested Directors") who are interested in the Recurrent Transactions with the respective Related Parties to the extent as set out in paragraph 3.3 above have abstained from Board deliberation and voting on the Proposed Shareholders' Mandate. The Directors are of the opinion that the entry into the Recurrent Transactions between the AMB Group and those Related Parties described in paragraph 3.2 above in the ordinary course of its business will be entered into to enhance the efficiency and are in the best interests of the AMB Group. For the reasons stated in paragraph 3.6 above, the Directors (with the exception of the Interested Directors) recommend that shareholders vote in favour of the Ordinary Resolution in respect of the Proposed Shareholders' Mandate to be proposed at the EGM.

9. ABSTENTION FROM VOTING

All Interested Directors, Interested Major Shareholders and Persons Connected who have any interest, direct or indirect, in the Recurrent Transactions will abstain from voting in respect of their direct and/or indirect shareholdings on the Ordinary Resolution relating to the Proposed Shareholders' Mandate. The Interested Directors and Interested Major Shareholders (as set out in paragraph 3.3 above) shall undertake to ensure that the Persons Connected will abstain from voting on the resolutions relating to the Proposed Shareholders' Mandate at the EGM.

10. FURTHER INFORMATION

Shareholders are requested to refer to the attached Appendix I contained in this Circular for further information.

Yours faithfully
For and on behalf of the Directors
ANGKASA MARKETING BERHAD

DATO' HAJI HASHIM BIN SAAD
Director

FURTHER INFORMATION

1. DIRECTORS' RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Directors who collectively and individually accept full responsibility for the accuracy of the information given herein and confirm that, having made all reasonable enquiries and to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this Circular misleading.

2. MATERIAL CONTRACTS

Save as disclosed below, neither AMB nor any of its subsidiaries has entered into any contracts which are material within the two (2) years preceding the date of this Circular, other than contracts entered into in the ordinary course of business :

i. Supplemental Subscription Agreement dated 9 January 2001 between Angkasa Transport Equipment Sdn. Bhd., AMB Venture Sdn. Bhd. and Tan Sri Cheng Heng Jem amending certain terms in the conditional Share Subscription Agreement dated 10 November 2000 in which Tan Sri Cheng Heng Jem shall subscribe for 2,156,000 ordinary shares of RM1.00 each representing 7.94% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. at an issue price of RM1.56 per share or at a total subscription price of approximately RM3,365,000.00, to include that Tan Sri Cheng Heng Jem shall instead subscribe for 2,530,000 ordinary shares of RM1.00 each representing 9.19% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. at an issue price of RM1.33 per share or at a total subscription price of approximately RM3,365,000.00.

ii. Supplemental Agreement dated 9 January 2001 between AMB Venture Sdn. Bhd., Tan Sri Cheng Heng Jem and Lion Asiapac Limited amending certain terms in the conditional Sale and Purchase Agreement dated 10 November 2000, whereby AMB Venture Sdn. Bhd. shall dispose of its 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd., representing approximately 90.81% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. to Lion Asiapac Limited for a revised consideration to be determined in accordance with the formula provided in the supplemental agreement, tentative calculation being:

   (a) SGD15,383,527.00 (equivalent to approximately RM33,200,000.00 based on the exchange rate of SGD1.00 : RM2.16); or

   (b) SGD38,666,795.00 (equivalent to approximately RM83,500,000.00) in the event the proposed listing of Anhui Jianghuai Automotive Chassis Co. Ltd. is completed by 30 September 2001;

   to be satisfied by Lion Asiapac Limited with the issuance of up to 154,667,181 new Lion Asiapac Limited shares at par value of SGD0.25 each together with up to 154,667,181 free detachable Lion Asiapac Limited warrants to AMB Venture Sdn. Bhd. subject to Lion Asiapac Limited repaying an outstanding loan of Rmb20,000,000.00 (equivalent to approximately RM9,100,000.00 based on the exchange rate of RM1.00 : Rmb2.19) owing by Angkasa Transport Equipment Sdn. Bhd. to Anhui Jianghuai Automotive Group Co. Ltd. and adjustments contained therein.

iii. Conditional Share Sale Agreement dated 1 October 2001 between Angkasa Marketing Berhad and Suzuki Motor Corporation whereby Angkasa Marketing Berhad shall dispose of its 51% equity interest in Suzuki Assemblers Malaysia Sdn. Bhd. comprising 13,393,298 ordinary shares of RM1.00 each to Suzuki Motor Corporation for a cash consideration of RM26,682,706.00.

iv. Conditional Joint-Venture Agreement dated 1 October 2001 between Angkasa Marketing Berhad and Suzuki Motor Corporation to regulate the parties' respective rights and obligations as shareholders of Suzuki Assemblers Malaysia Sdn. Bhd. and the management and business operation of Suzuki Assemblers Malaysia Sdn. Bhd.

v. Conditional Share Sale Agreement dated 1 October 2001 between Angkasa Marketing Berhad and Suzuki Motor Corporation whereby Angkasa Marketing Berhad shall dispose of its 51% equity interest in Lion Suzuki Marketing Sdn. Bhd. comprising 1,530,510 ordinary shares of RM1.00 each to Suzuki Motor Corporation for a cash consideration of RM1,227,789.00.

vi. Conditional Joint-Venture Agreement dated 1 October 2001 between Angkasa Marketing Berhad and Suzuki Motor Corporation to regulate the parties' respective rights and obligations as shareholders of Lion Suzuki Marketing Sdn. Bhd. and the management and business operation of Lion Suzuki Marketing Sdn. Bhd.

vii. Second Supplemental Agreement dated 8 October 2001 between Horizon Towers Sdn. Bhd., Amanvest (M) Sdn. Bhd., Lion Holdings Sdn. Bhd., Araniaga Holdings Sdn. Bhd., Finlink Holdings Sdn. Bhd., Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn. Bhd., William Cheng Sdn. Bhd., Ceemax Electronics Sdn. Bhd, Lancaster Trading Company Limited, Lion Holdings Pte. Ltd., Sin Seng Investment Pte. Ltd. and Datuk Cheng Yong Kim (collectively, "Silverstone Private Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the acquisition by Angkasa Marketing Berhad of 31,727,292 ordinary shares of RM1.00 each representing 15.56% equity interest in Silverstone Berhad for a consideration of RM36,726,176.00, to include that the consideration be revised to RM39,788,610.00 to be satisfied by an issuance of 39,788,610 new Angkasa Marketing Berhad shares.

viii. Second Supplemental Agreement dated 8 October 2001 between Angkasa Marketing Berhad of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the acquisition by Amsteel Corporation Berhad of 20,000,000 ordinary shares of RM1.00 each representing 20% equity interest in Avenel Sdn. Bhd. for a consideration of RM1.00 and Angkasa Marketing Berhad is required to pay Amsteel Corporation Berhad a sum of RM18,480,000.00 (which represents approximately 20% share of Avenel Sdn. Bhd.'s net liabilities of RM92,380,000.00 based on the unaudited net tangible assets of Avenel Sdn. Bhd. as at 31 December 1999 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and the net value of Posim Berhad's residual assets), to include that the sum payable by Angkasa Marketing Berhad to Amsteel Corporation Berhad be revised to RM65,294,088.00 which represents

Angkasa Marketing Berhad's 20% share of Avenel Sdn. Bhd.'s estimate adjusted net liabilities as at 31 December 2001 of RM326,470,438.00 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad), and that it is to be satisfied by the netting-off of existing inter-company indebtedness owing by the Amsteel Corporation Berhad Group to the Angkasa Marketing Berhad Group.

ix. Second Supplemental Agreement dated 8 October 2001 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM138,506,146.00, to include that the consideration be revised to RM150,055,564.00 to be satisfied by an issue of RM143,147,530.00 in value of new Angkasa Marketing Berhad shares at a proposed issue price of RM1.00 per Angkasa Marketing Berhad share and the balance of RM6,908,034.00 to be set-off against inter-company balances owing by the Lion Corporation Berhad Group to the Angkasa Marketing Berhad Group.

x. Letter dated 20 November 2001 between AMB Venture Sdn. Bhd., Tan Sri Cheng Heng Jem and Lion Asiapac Limited, whereby the consideration for the disposal by AMB Venture Sdn. Bhd. of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd., representing approximately 90.81% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. to Lion Asiapac Limited was confirmed at SGD37,255,682.00 (equivalent to approximately RM80,470,000.00 based on the exchange rate of SGD1.00 : RM2.16) pursuant to the completion of the listing of the associated company of Angkasa Transport Equipment Sdn. Bhd., Anhui Jianghuai Automotive Chassis Co. Ltd. by 30 September 2001, to be satisfied by Lion Asiapac Limited with the issuance of 149,022,728 new Lion Asiapac Limited shares at par value of SGD0.25 each together with 149,022,728 free detachable Lion Asiapac Limited warrants to AMB Venture Sdn. Bhd. subject to Lion Asiapac Limited repaying an outstanding loan of Rmb20,000,000.00 (equivalent to approximately RM9,100,000.00 based on the exchange rate of RM1.00 : Rmb2.19) owing by Angkasa Transport Equipment Sdn. Bhd. to Anhui Jianghuai Automotive Group Co. Ltd. and adjustments contained therein.

xi. Third Supplemental Agreement dated 26 March 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that the consideration be instead

satisfied by an issue of RM143,231,483.00 in value of new Angkasa Marketing Berhad shares and the balance of RM6,824,081.00 to be set-off against inter-company balances owing by the Lion Corporation Berhad Group to the Angkasa Marketing Berhad Group; the issue price of the new Angkasa Marketing Berhad shares shall be set at a 5% premium to the then theoretical market price of Angkasa Marketing Berhad shares, subject to a minimum issue price of RM1.00 each, provided that the theoretical market price shall be below RM0.95.

xii. Third Supplemental Agreement dated 26 March 2002 between Angkasa Marketing Berhad of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Amsteel Corporation Berhad of 20,000,000 ordinary shares of RM1.00 each representing 20% equity interest in Avenel Sdn. Bhd for a consideration of RM1.00 and Angkasa Marketing Berhad is required to pay Amsteel Corporation Berhad a sum of RM65,294,088.00 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad), to include that the sum payable by Angkasa Marketing Berhad to Amsteel Corporation Berhad be revised to RM80,626,597.00, which represents: (i) Angkasa Marketing Berhad's 20% share of Avenel Sdn. Bhd.'s estimate adjusted net liabilities as at 31 December 2001 of RM488,183,000.00 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad) and (ii) netting-off indemnity payment made by Angkasa Marketing Berhad to lenders of Avenel Sdn. Bhd.

xiii. Third Supplemental Agreement dated 26 March 2002 between Horizon Towers Sdn. Bhd., Amanvest (M) Sdn. Bhd., Lion Holdings Sdn. Bhd., Araniaga Holdings Sdn. Bhd., Finlink Holdings Sdn. Bhd., Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn. Bhd., William Cheng Sdn. Bhd., Ceemax Electronics Sdn. Bhd., Lancaster Trading Company Limited, Lion Holdings Pte. Ltd., Sin Seng Investment Pte. Ltd. and Datuk Cheng Yong Kim (collectively, "Silverstone Private Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Angkasa Marketing Berhad of 31,727,292 ordinary shares of RM1.00 each representing 15.56% equity interest in Silverstone Berhad for a consideration of RM39,788,610.00 to be satisfied by an issue of RM39,788,610.00 in value of new Angkasa Marketing Berhad shares, to include that the issue price of the new Angkasa Marketing Berhad shares be set at a 5% premium to the then theoretical market price of Angkasa Marketing Berhad shares, subject to the minimum issue price of RM1.00 each provided that the theoretical market price shall be below RM0.95 each.

xiv. An Addendum dated 19 April 2002 between Angkasa Marketing Berhad and Suzuki Motor Corporation amending certain terms of the conditional Joint-Venture Agreement dated 1 October 2001 entered between the parties in respect of their rights and obligations as shareholders for the proposed joint-venture of Lion Suzuki Marketing Sdn. Bhd.

xv. Conditional Sale and Purchase Agreement dated 30 July 2002 between amongst others, Angkasa Transport Equipment Sdn. Bhd., a wholly-owned subsidiary of AMB Venture Sdn. Bhd. which is in turn a wholly-owned subsidiary of Angkasa Marketing Berhad, Tri-Ring Group Co. and Wuhan Fortune Industry Co. Ltd. for:

(a) the disposal by Angkasa Transport Equipment Sdn. Bhd. of its entire 50% equity interest in Wuhan Fortune Motor Co. Ltd. to Tri-Ring Group Co. for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and

(b) the settlement of inter-company advances from Angkasa Transport Equipment Sdn. Bhd. to Wuhan Fortune Motor Co. Ltd. ("Inter-company Advances") amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) payable by Tri-Ring Group Co. and the waiver of the interest on the Inter-company Advances to Wuhan Fortune Motor Co. Ltd. amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).

xvi. Supplemental Agreement dated 5 August 2002 between AMB Venture Sdn. Bhd., Tan Sri Cheng Heng Jem and Lion Asiapac Limited to vary certain terms in the conditional Sale and Purchase Agreement dated 10 November 2000 (as amended), to include that Lion Asiapac Limited shall be entitled to deposit a portion of the 149,022,728 new Lion Asiapac Limited shares at par value of SGD0.25 each together with 149,022,728 free detachable Lion Asiapac Limited warrants to AMB Venture Sdn. Bhd., calculated based on the formula as set out therein, for any of the property ownership rights of buildings that are not transferred by Anhui Jianghuai Automotive Chassis Co. Ltd. to Hefei Jianghuai Automotive Co. Ltd. prior to the completion of the disposal of the 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd. representing approximately 90.81% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. to Lion Asiapac Limited

xvii. Fourth Supplemental Agreement dated 3 September 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that Angkasa Marketing Berhad shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Angkasa Marketing Berhad Group in the People's Republic of China upon the terms therein contained.

3. **MATERIAL LITIGATION**

Neither AMB nor any of its subsidiaries is engaged in any material litigation, claim or arbitration (other than litigations, claims or arbitration arising from the ordinary course of business) either as plaintiff or defendant, which has a material effect on the financial position of AMB or its subsidiaries and the Directors have no knowledge of any proceedings pending or threatened against AMB or its subsidiaries or of any other facts likely to give rise to any proceedings which may materially and adversely affect the financial position of AMB or its subsidiaries as at the date of this Circular.

4. **DOCUMENTS AVAILABLE FOR INSPECTION**

The following documents are available for inspection at the Registered Office of the Company during normal business hours from the date of this Circular up to and including the date of the EGM :

(a) the Memorandum and Articles of Association of the Company;

(b) the Audited Financial Statements of the Company for each of the past two (2) financial years ended 30 June 2001 and 2002 and the latest unaudited consolidated results for the first quarter ended 30 September 2002; and

(c) material contracts referred to in paragraph 2 above.

ANGKASA MARKETING BERHAD (41515-D)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Thursday, 19 December 2002 at 9.15 am or immediately after the Twenty-Fourth Annual General Meeting of the Company scheduled to be held on the same day at 9.00 am, whichever shall be the later, for the purpose of considering and, if thought fit, passing the following Ordinary Resolution :

Ordinary Resolution
- Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature

That approval be given for the Company and its subsidiaries to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations and with those related parties as detailed in the Circular to Shareholders of the Company dated 4 December 2002 subject to the following :

i) the transactions are in the ordinary course of business and are on terms not more favourable than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

ii) disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year;

AND THAT authority conferred by this Ordinary Resolution shall continue to be in force until :

i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to section 143(1) of the Companies Act, 1965 ("Act") (but shall not extend to such extension as may be allowed pursuant to section 143(2) of the Act); or

iii) revoked or varied by resolution passed by the shareholders in general meeting;

whichever is the earlier,

AND THAT the Directors be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution.

By Order of the Board

WONG PHOOI LIN
THAM TUCK CHUEN
Secretaries

4 December 2002

Notes:

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

3. *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.*

ANGKASA MARKETING BERHAD (41515-D)
(Incorporated in Malaysia)

FORM OF PROXY

I/We..

I.C. No./Company No. ....

of ....

being a member/members of Angkasa Marketing Berhad, hereby appoint ....

....

I.C. No. ....

of ....

or failing whom ....

I.C. No. ....

of ....

as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Thursday, 19 December 2002 at 9.15 am or immediately after the Twenty-Fourth Annual General Meeting of the Company scheduled to be held on the same day at 9.00 am, whichever shall be the later, and at any adjournment thereof.

ORDINARY RESOLUTION	FOR	AGAINST
Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this .... day of 2002

Signed ....

No. of Shares .... in the presence of ....

Representation at Meeting:

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

3. *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.*